Exhibit 99.2

ENTERA BIO LTD.

PROXY CARD

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 25, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Mr. Adam Gridley and Ms. Dana Yaacov-Garbeli as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Entera Bio Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Tuesday, May 18, 2020, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, on Thursday, June 25, 2020 at 5:00 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposals described below, this Proxy will be voted “FOR” such proposals and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ENTERA BIO LTD.

Thursday, June 25, 2020

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://www.astproxyportal.com/ast/22270

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS ON THE AGENDA OF THE MEETING
Please: (i) be certain to complete items 1-7 below; (ii) sign, date and return promptly in the enclosed envelope; and (iii) mark your vote in blue or black ink as shown here ☒
		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.	That the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2020, be, and it hereby is, ratified and approved, and that the Company’s board of directors, or the Board (or the Audit Committee, if authorized by the Board) be and hereby is, authorized to determine the compensation of the auditors in accordance with the volume and nature of their services.	☐	☐	☐	3.
That the one-time grant of compensation to Mr. Adam Gridley, our CEO, as described in Proposal 3 of the Company’s Proxy Statement for the Company’s 2020 Annual General Meeting of Shareholders, be, and hereby is, ratified and approved.
						☐	☐	☐
						YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #3? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
						☐	☐

2(a).
That the re-election of Mr. Gerald Lieberman to serve as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023, be, and it hereby is, approved.
		☐	☐	☐		FOR	AGAINST	ABSTAIN
4.
That the amendment to the terms of compensation of Dr. Phillip Schwartz, our President of R&D, as described in Proposal 4 of the Company’s Proxy Statement for the Company’s 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.
						☐	☐	☐

2(b).
That the re-election of Mr. Gerald M. Ostrov to serve as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023, be, and it hereby is, approved.

		☐	☐	☐		YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #4? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
						☐	☐
2(c).
That the election of Mr. Sean Ellis to serve as a Class III director of the Company until the Company’s annual general meeting of shareholders to be held in 2023, be, and it hereby is, ratified and approved.
		☐	☐	☐
						FOR	AGAINST	ABSTAIN
5.
That the one-time grant of compensation to Dr. Arthur Santora, our Chief Medical Officer, as described in Proposal 5 of the Company’s Proxy Statement for the Company’s 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.
						☐	☐	☐
2(d).
That the election of Mr. Adam Gridley to serve as a Class II director of the Company until the Company’s annual general meeting of shareholders to be held in 2022, be, and it hereby is, ratified and approved.
		☐	☐	☐
						YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #5? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
						☐	☐

						FOR	AGAINST	ABSTAIN
6.
That the amended terms of compensation of Ms. Dana Yaacov-Garbeli, our Israelbased Chief Financial Officer, as described in Proposal 6 of our Proxy Statement for our 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.
						☐	☐	☐
						YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #6? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
						☐	☐
						FOR	AGAINST	ABSTAIN
7.
That the purchase of a professional liability insurance policy for our current and future directors and officers as described in Proposal 7 of our Proxy Statement for our 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.
						☐	☐	☐
						YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #7? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
						☐	☐

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.
To change the address on your account, please check the box at right and indicate your new address in the address spaceabove. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Name & Signature of shareholder	Date:	Name & Signature of shareholder (if joint)	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ENTERA BIO LTD.

Thursday, June 25, 2020

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.
COMPANY NUMBER
IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. Withe-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at - http://www.astproxyportal.com/ast/22270

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.  ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS ON THE AGENDA OF THE MEETING
Please: (i) be certain to complete items 1-7 below; (ii) sign, date and return promptly in the enclosed envelope; and (iii) mark your vote in blue or black ink as shown here ☒
		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.	That the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2020, be, and it hereby is, ratified and approved, and that the Company’s board of directors, or the Board (or the Audit Committee, if authorized by the Board) be and hereby is, authorized to determine the compensation of the auditors in accordance with the volume and nature of their services.	☐	☐	☐	3.
That the one-time grant of compensation to Mr. Adam Gridley, our CEO, as described in Proposal 3 of the Company’s Proxy Statement for the Company’s 2020 Annual General Meeting of Shareholders, be, and hereby is, ratified and approved.
						☐	☐	☐
						YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #3? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
						☐	☐

2(a).
That the re-election of Mr. Gerald Lieberman to serve as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023, be, and it hereby is, approved.
		☐	☐	☐		FOR	AGAINST	ABSTAIN
4.
That the amendment to the terms of compensation of Dr. Phillip Schwartz, our President of R&D, as described in Proposal 4 of the Company’s Proxy Statement for the Company’s 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.
						☐	☐	☐

2(b).
That the re-election of Mr. Gerald M. Ostrov to serve as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023, be, and it hereby is, approved.

		☐	☐	☐		YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #4? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
						☐	☐
2(c).
That the election of Mr. Sean Ellis to serve as a Class III director of the Company until the Company’s annual general meeting of shareholders to be held in 2023, be, and it hereby is, ratified and approved.
		☐	☐	☐
						FOR	AGAINST	ABSTAIN
5.
That the one-time grant of compensation to Dr. Arthur Santora, our Chief Medical Officer, as described in Proposal 5 of the Company’s Proxy Statement for the Company’s 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.
						☐	☐	☐
2(d).
That the election of Mr. Adam Gridley to serve as a Class II director of the Company until the Company’s annual general meeting of shareholders to be held in 2022, be, and it hereby is, ratified and approved.
		☐	☐	☐
						YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #5? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
						☐	☐

						FOR	AGAINST	ABSTAIN
6.
That the amended terms of compensation of Ms. Dana Yaacov-Garbeli, our Israelbased Chief Financial Officer, as described in Proposal 6 of our Proxy Statement for our 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.
						☐	☐	☐
						YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #6? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
						☐	☐
						FOR	AGAINST	ABSTAIN
7.
That the purchase of a professional liability insurance policy for our current and future directors and officers as described in Proposal 7 of our Proxy Statement for our 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.
						☐	☐	☐
						YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #7? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
						☐	☐

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date:	Signature of shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.